 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  September 5, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION
(Registrant's name)

404-1688 152nd Street
South Surrey, BC  V4A 4N2
Canada
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    ✓                                Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___                                No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated August 24, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation (Registrant)

James E. Sinclair
Date: September 5, 2012
James E. Sinclair, Chief Executive Officer
Title

Exhibit 1

Connecticut Office:	Form 20-F, File No. 001-32500
93 Benton Hill Road	Trade Symbol:
Sharon, CT 06069	TSX: TNX
Tel: (860) 364-1830	NYSE Amex Equities: TRX
Fax: (860) 364-0673	South Surrey Office:
Suite 404 – 1688 152nd Street
South Surrey, BC V4A 4N2
Toll Free: 1-800-811-3855
Email: investors@TanzanianRoyalty.com	Tel: (604) 536-7873
Website: www.TanzanianRoyaltyExploration.com	Fax: (604) 536-2529
News Release – August 24, 2012

Tanzanian Royalty Comments on Past Disclosure

South Surrey, British Columbia, August 24, 2012

As a result of a review by the British Columbia Securities Commission, Tanzanian Royalty Exploration Corporation (TSX: TNX; AMEX: TRX) (the “Company”) is issuing this news release to clarify our disclosure.

Further to the Company’s press release on April 25, 2012, the Company filed a National Instrument 43-101 (“NI 43-101”) Preliminary Economic Assessment of the Buckreef Gold Mine Re-Development Project in Tanzania prepared by Venmyn Independent Projects (Pty) Limited (the “PEA”).  While both the Company and Venmyn worked as expeditiously as possible to finalize the report, the report was filed on June 20, 2012, more than 45 days after the date of the press release. The economic analysis in the report was carried out on measured, indicated and inferred resources.  The April 25, 2012 press release inadvertently neglected to include the following cautionary language:  the preliminary economic assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

At the request of the British Columbia Securities Commission, the PEA was updated and a revised PEA was filed on August 24, 2012.  The PEA was updated (i) to indicate that the Company entered into a joint venture agreement in October 2011 with the State Mining Corporation of Tanzania (Stamico) with regards to the Buckreef project and to clarify that a definitive agreement relating to the Busolwa Prospect has not yet been reached; (ii) to include a note to the Mineral Resources table in the Executive Summary section to indicate that the Mineral Resource estimate excludes historical production and to provide additional detail regarding Venmyn’s review of historical information and the work completed by Venmyn in respect of Busolwa; and (iii) to restate the economic analysis section of the PEA using a base case gold price of US $1500/oz, and to include additional gold price sensitivity disclosure in the economic analysis section, as follows:

“The NPVs of the DCF models are most sensitive to the gold price, as shown in Figures 28 to 31, and Table 1 provides a summary of the effect of gold price changes on the project valuation of Case 1. “

As indicated in the above sensitivity matrix, at a base case gold price of US$1500/oz and a 5% discount rate, the net present value and internal rate of return of the project is US $296,490,000 and 41% on a pre-tax basis and US$220,410,000 and 36% on a post-tax basis, respectively.

The Company has updated its website to remove its AGM presentation and other corporate presentations and information, including a project location map, which reported resource estimates contrary to NI 43-101 and did not include detailed breakdown information as to resource categories.  The Company’s website and corporate presentations reported the grade and tonnage of a deposit using resource categories other than those mineral resource categories required pursuant to NI 43-101, did not report the grade and tonnage of each category separately, and added inferred resources to other categories.  The following tables set out the mineral resources estimates for the Company’s Buckreef, Itetemia, Kigosi and Luhala projects.

Kigosi Project Resource Statement – 1st September 2009

The Company’s corporate presentation, website and news release included disclosure which reported the gross value of metal in a deposit, which disclosure is restricted under NI 43-101 and is hereby retracted.  The Company’s corporate presentation, website and news release also reported estimates of exploration potential without providing the information and cautionary language required by NI 43-101.  The Company’s AGM presentation should have indicated that the basis for the estimate of exploration potential was the projected lateral continuation and continuation at depth of the mineralization encountered closer to surface on the Buckreef property, and should have stated that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource.  The Company’s January 10, 2012 news release used the term “ore body” to describe the Company’s mineral deposits rather than the term “deposit”.  No feasibility report has yet been completed for any of the Company’s projects and the Company did not intend to imply otherwise.  The term “ore” implies economic viability has been proven and reserves established, and should therefore not have been used by the Company.

In the Company’s press release dated October 28, 2011 announcing the entering into of a Definitive Joint Venture Agreement with the State Mining Corporation of Tanzania (Stamico) for the development of the Buckreef Gold Project in Tanzania, the Company refers to the intention of the parties to work towards bringing the Buckreef project into commercial production within a 30 month period.  The press release failed to specify that any production decision will be conditional on a positive feasibility study and no different intention should be construed.

In the Company’s corporate presentation, it inadvertently referred to the requirements of NI 43-101 as implying a qualitative characteristic and used other descriptive language to describe its exploration results which could be construed as overly promotional.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release.  Mr. Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No. 400028/08).

Respectfully submitted,
James E. Sinclair
Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855
Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.